[redacted]

02022544

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 43-02

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SEC FILE NUMBER
8- 48387

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VMR Capital Markets US

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars, #1500
(No. and Street)

Los Angeles (City) CA (State) 90067-4308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee (818) 382-7720
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak Green Baum & Goldstein LLP
(Name — if individual, state last, first, middle name)

10960 Wilshire Blvd. Suite 1100, (Address) Los Angeles, (City) CA (State) 90024 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd M. Ficeto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VMR Capital Markets US, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Subscribed to and Sworn before me on March 28, 2002.

Notary Public

CHRISTINE McCAIN
COMM. # 1228586
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JULY 11, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VMR CAPITAL MARKETS, U.S.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2001

VMR CAPITAL MARKETS, U.S.
CONTENTS
December 31, 2001

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
VMR Capital Markets, U.S.

We have audited the accompanying statement of financial condition of VMR Capital Markets, U.S. as of December 31, 2001, and the related statements of income, shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VMR Capital Markets, U.S. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Singer Lewak Greenbaum & Goldstein LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
February 8, 2002

VMR CAPITAL MARKETS, U.S.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Assets	
Cash and cash equivalents	$ 1,288,889
Due from clearing broker	24,731
Securities owned, at market value	153,500
Deposit with clearing broker	35,000
Officer advance	300,000
Prepaid expenses and other assets	20,347
Property and equipment	28,712
Total assets	**$ 1,851,179**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 77,522
Accrued commissions and salaries	28,312
Securities sold, but not yet purchased, at market value	250
Note payable - shareholder	120,000
Other liabilities	27,368
Total liabilities	253,452
Commitments	
Shareholders' equity	
Common stock, no par value	
10,000 shares authorized	
4,000 shares issued and outstanding	2,000
Additional paid-in capital	2,368,769
Accumulated deficit	(773,042)
Total shareholders' equity	1,597,727
Total liabilities and shareholders' equity	**$ 1,851,179**

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS, U.S.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 1,109,524
Principal transactions	247,113
Corporate finance fees	318,026
Interest	95,194
Total revenues	1,769,857
Expenses	
Commissions	345,622
Employee compensation and benefits	370,054
Professional fees	350,021
Clearance fees	466,355
Occupancy	186,271
Quotation fees	105,422
Travel and entertainment	225,406
Depreciation	22,018
Other operating expenses	282,384
Total expenses	2,353,553
Loss from operations	(583,696)
Other income (expense)	
Other income	28,234
Loss on disposal of property and equipment	(34,465)
Total other income (expense)	(6,231)
Loss before provision for income taxes	(589,927)
Provision for income taxes	800
Net loss	**$ (590,727)**

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS, U.S.

STATEMENT OF SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2000	4,000	$ 2,000	$ 1,368,769	$ (182,315)	$ 1,188,454
Contributed capital			1,000,000		1,000,000
Net income				(590,727)	(590,727)
Balance, December 31, 2001	**4,000**	**$ 2,000**	**$ 2,368,769**	**$ (773,042)**	**$ 1,597,727**

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS, U.S.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (590,727)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	22,018
Loss on disposal of property and equipment	34,465
Note payable issued in legal settlement	120,000
(Increase) decrease in	
Due from clearing broker	84,253
Securities owned, at market value	(70,909)
Prepaid expenses and other assets	(4,100)
Decrease in	
Accounts payable	(35,022)
Accrued commissions and salaries	(192,966)
Securities sold, but not yet purchased, at market value	(19,407)
Other liabilities	(23,025)
Net cash used in operating activities	(675,420)
Cash flows from investing activities	
Purchase of property and equipment	(1,620)
Net payments to related parties	(300,000)
Net cash used in investing activities	(301,620)
Cash flows from financing activities	
Proceeds from contributed capital	202,383
Net cash provided by investing activities	202,383
Net decrease in cash	(774,657)
Cash, beginning of year	2,063,546
Cash, end of year	**$ 1,288,889**

Supplemental schedule of non-cash investing and financing activities
During the year ended December 31, 2001, a promissory note with an affiliate in the amount of $797,617 was paid off through contributed capital.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

VMR Capital Markets, U.S. (the "Company"), a California corporation, was organized in May 1995. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients from its office in Los Angeles, California.

The Company is engaged in investment banking activities which includes accessing funds for private and public companies through private placements of debt and equity and initial public offerings. The Company also represents business owners and acquirers in business valuations and merger and acquisitions of business entities.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company is exempt from reserve requirements under provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions
Securities transactions along with related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are valued at market value.

Principal Transactions
Revenues from principal transactions represented net trading gains (losses) on equity securities at December 31, 2001.

Comprehensive Income
The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Due from Clearing Broker

The due from clearing broker balance at December 31, 2001 is comprised of unsettled principal transactions.

Deposit with Clearing Broker

The Company maintains a deposit with the clearing broker to satisfy the requirements under its clearing agreement. At December 31, 2001, the entire balance was held as cash in a brokerage account.

Securities Owned and Sold, but Not Yet Purchased

Securities owned and sold, but not yet purchase consisted of equity securities at quoted market prices at December 31, 2001.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is taxed under sections of the federal and California income tax laws which provide that, in lieu of corporation income taxes, the members separately account for their pro rata share of the Company's items of income, deductions, losses, and credits. The provision for state income taxes represents the statutory California and Texas franchise taxes applicable to limited liability companies.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." This statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Bulletin ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Pre-Acquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using one method, the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method for those business combinations is prohibited. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company does not expect adoption of SFAS No. 141 to have a material impact, if any, on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. It is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued previously. The Company does not expect adoption of SFAS No. 142 to have a material impact, if any, on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of long-lived assets, except for certain obligations of lessees. The Company does not expect adoption of SFAS No. 143 to have a material impact, if any, on its financial position or results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)
In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business, and amends Accounting Research Bulletin No. 51, "Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company does not expect adoption of SFAS No. 144 to have a material impact, if any, on its financial position or results of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 156-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, must not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,223,672, which was $1,123,672 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.20 to 1 at December 31, 2001.

NOTE 4 - OFF-BALANCE SHEET RISK

As a part of its normal brokerage activities, the Company sells securities not yet purchased ("short sales") for its own account. The establishment of short positions exposes the Company to an off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. The Company is a market maker for public corporations representing a variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off balance sheet risk.

NOTE 4 - OFF-BALANCE SHEET RISK (Continued)

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction. The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. In addition, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

NOTE 5 - OFFICER ADVANCE

On August 20, 2001, the Company entered into a promissory note agreement with the President of the Company. The promissory note is in the amount of $300,000, is non-interest-bearing, and is due on August 20, 2003.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consisted of the following:

Furniture and fixtures	$	7,432
Office equipment		84,083
		91,515
Less accumulated depreciation		62,803
Total	**$**	**28,712**

Depreciation expense was $22,018 for the year ended December 31, 2001. During the year ended December 31, 2001, the Company disposed of property and equipment with a net book value of $34,465 and recorded a loss on disposal in the amount of $34,465.

NOTE 7 - NOTE PAYABLE - SHAREHOLDER

Note payable - shareholder at December 31, 2001 in the amount of $120,000 represented the remaining balance of a $320,000 legal settlement the Company entered into on August 22, 2001. The note payable bears interest at 10% per annum, and principal and accrued interest are due on August 22, 2002.

NOTE 8 - COMMITMENTS

Leases
The Company leases office facilities and office equipment under non-cancelable operating leases, which expire through October 2007. Future minimum lease payments under these non-cancelable operating leases as of December 31, 2001 were as follows:

Year Ending December 31,		
2002	$	184,167
2003		210,470
2004		210,470
2005		210,470
2006		210,470
Thereafter		210,470
Total	**$**	**1,236,517**

Rent expense was $186,271 for the year ended December 31, 2001.

NOTE 9 - INCOME TAXES

The following table presents the current income tax provision for federal and state income taxes for the year ended December 31, 2001:

Current		
Federal	$	-
State		800
Total	**$**	**800**

The provision for income taxes differs from the amount that would result from applying the federal statutory rate for the year ended December 31, 2001 primarily due to net operating losses and state income taxes.

NOTE 9 - INCOME TAXES (Continued)

The components of the deferred income tax assets (liabilities) for the year ended December 31, 2001 were as follows:

Settlement fees	$ 48,000
State taxes	(46,000)
Net operating loss carryforwards	511,000
	513,000
Valuation allowance	513,000
Total	$ -

NOTE 10 - TRANSACTIONS WITH SHAREHOLDER

The Company and a shareholder are disputing the character of the receipt of $1,000,000 by the Company on June 1, 2001. The Company's contention is that the shareholder has made a capital contribution and has recorded the receipt as such. The shareholder believes this is a loan to the Company. Either party has not commenced litigation proceedings. No adjustment has been made to the financial statements pending resolution of this uncertainty.

During the year ended December 31, 2001, the Company paid $190,824 in consulting fees to a shareholder for investment advisory services.

NOTE 11 - SUBSEQUENT EVENT

On January 1, 2002, the Company entered into a promissory note agreement with the President of the Company. The promissory note is in the amount of $150,000, is non-interest-bearing, and is due on January 1, 2004.

SUPPLEMENTAL INFORMATION

VMR CAPITAL MARKETS, U.S.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

Computation of net capital	
Total members' equity from statement of financial condition	$ 1,597,727
Deductions	
Non-allowable assets	
Officer advance	300,000
Prepaid expenses and other assets	20,347
Property and equipment	28,712
Total deductions	349,059
Net capital before haircuts on securities positions	
(tentative net capital)	1,248,668
Haircuts on securities	
All other securities	(24,996)
Net capital	**$ 1,223,672**
Aggregate indebtedness	
Accounts payable	$ 77,522
Accrued commissions and salaries	28,312
Securities sold, but not yet purchased, at market value	250
Note payable - shareholder	120,000
Other liabilities	27,368
Total aggregate indebtedness	**$ 253,452**
Computation of basic net capital requirement	
Minimum net capital, the greater of $100,000 or 6.3% of aggregate indebtedness	**$ 100,000**
Excess net capital	**$ 1,123,672**
Excess net capital at 1,000%	**$ 1,198,327**
Ratio of aggregate indebtedness to net capital	**0.20 to 1**

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS, U.S.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001)

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 1,378,583
Settlement fee	(120,000)
Legal expenses	(19,814)
Loss on disposal of property and equipment	(34,465)
Other adjustment	19,368
Net capital	**$ 1,223,672**

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS, U.S.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Not applicable

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS, U.S.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Not applicable

VMR CAPITAL MARKETS, U.S.

SCHEDULE IV - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

December 31, 2001

Not applicable

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS, U.S.

SCHEDULE IV - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

December 31, 2001

Not applicable

The accompanying notes are an integral part of these financial statements.